Exhibit 99.3

FINAL—FOR RELEASE

Navios Maritime Holdings Inc.
To List Shares on the
New York Stock Exchange

Common Shares to Trade Under Symbol ‘‘NM’’

Piraeus, Greece   —   (February 1, 2007) — Navios Maritime Holdings Inc. (‘‘Navios’’) (Nasdaq: BULK, BULKU, BULKW), a large, global, vertically integrated seaborne shipping company, announced today that it has received approval of its application to list its common stock and warrants on the New York Stock Exchange.

The Company anticipates that its shares of common stock and warrants will begin trading on the NYSE commencing the open of trading on February 22, 2007 under the symbols ‘‘NM’’, ‘‘NM WS’’, respectively. As of February 22, 2007, the Company’s common stock and warrants will no longer trade as a unit. Unit holders must break the unit into its constituent parts in order to trade the common stock and/or warrants on the New York Stock Exchange. Until February 22, 2007, Navios will continue to trade on the NASDAQ Stock Market under the symbols ‘‘BULK’’, ‘‘BULKU’’ and ‘‘BULKW’’.

‘‘Listing our shares on the NYSE is an important milestone for Navios,’’ commented Ms Angeliki Frangou, Chairman and CEO of Navios. ‘‘We are confident that this listing will increase our visibility among investors and analysts, and create a more vibrant market for our shares. We are grateful to the NASDAQ Stock Market for the support that it has given our shares since our listing in 2005.’’

‘‘We welcome Navios Maritime Holdings to our family of NYSE-listed companies and look forward to providing the highest levels of service and visibility to the company and its shareholders,’’ said NYSE Group, Inc. CEO John A. Thain. ‘‘We look forward to a productive, long-term relationship with the company.’’

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Montevideo, Uruguay.

Navios’ stock is listed on the NASDAQ Global Market where its Common Shares, Units and Warrants trade under the symbols ‘‘BULK’’, ‘‘BULKU’’, ‘‘BULKW’’, respectively. Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:
Navios Maritime Holding Inc.
Investor Relations
212-279-8820
investors@navios.com

# # #